Filed by The Lion Electric Company

pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities and Exchange Act of 1934, as amended

Subject Company:

Northern Genesis Acquisition Corp.

Commission File No. 001-39451

The following communication was made available by Northern Genesis Acquisition Corporation to its stockholders on April 7, 2021:

Important Message to NGA Stockholders

April 7, 2021

Dear NGA Stockholder:

On November 30, 2020, Northern Genesis Acquisition Corporation (“NGA”) entered into a Business Combination Agreement and Plan of Reorganization pursuant to which it will merge with and into a wholly-owned subsidiary of The Lion Electric Company (“Lion”) (the “Business Combination”). Upon closing, Lion’s common shares are expected to be listed on the New York Stock Exchange and on the Toronto Stock Exchange under the new ticker symbol, “LEV” and its warrants are expected to be listed on the New York Stock Exchange under the new ticker symbol “LEV WS” and on the Toronto Stock Exchange under the new ticker symbol “LEV.WT”, respectively.

NGA has called a Special Meeting of its Stockholders (the “Special Meeting”) to approve the Business Combination and other related proposals.

✓	Vote FOR NGA to consummate a transaction with a company that will expand its position as a North American leader in the commercial vehicle electrification market.

✓	Vote FOR this transaction today.

AS OF TODAY, WE HAVE NOT RECEIVED YOUR VOTE!

•	Special Meeting Date: April 23, 2021.

•

Your Vote is Important: Whether or not you attend the Special Meeting, we urge you to submit your vote once you have reviewed the registration statement on Form F-4 filed with the U.S. Securities and Exchange Commission (the “SEC”) by Lion (File No. 333-251847) (the “Registration Statement”), which includes a definitive proxy statement/prospectus in connection with the Special Meeting. Your failure to vote your shares of NGA will have the same effect as a vote against this transaction.

•

Vote Today: In order to finalize the vote by the date of the Special Meeting, please vote right away. The Board of Directors of NGA (the “Board”) unanimously recommends that you vote FOR ALL PROPOSALS. There are three easy ways to vote your shares of NGA today.

Important Information and Where to Find It

In connection with the Business Combination, Lion filed the Registration Statement with the SEC that includes a notice of meeting and proxy statement of NGA under Section 14(a) of the Securities Exchange Act of 1934, as amended, and a prospectus of Lion under Section 5 of the Securities Act of 1933, as amended. The Registration Statement was declared effective by the SEC on March 24, 2021 and the definitive proxy statement/prospectus (the “Joint Proxy Statement/Prospectus”) has been mailed out to NGA’s stockholders. Investors and security holders of NGA and other interested parties are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus, any amendments to the foregoing, and any other documents filed with the SEC, when available, because they will contain important information about Lion, NGA and the Business Combination. Investors and security holders of NGA may obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by NGA and Lion through the website maintained by the SEC at www.sec.gov or by directing a request to: Northern Genesis Acquisition Corp., 4801 Main Street, Suite 1000, Kansas City, MO 64112 or (816) 514-0324. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

Participants in the Solicitation

NGA and its directors and executive officers and other persons may be deemed to be participants in the solicitations of proxies from NGA’ stockholders in respect of the Business Combination. Lion Electric and its officers and directors may also be deemed participants in such solicitation. Information regarding NGA’s directors and executive officers is available under the heading “Directors and Executive Officers” in its Annual Report on Form 10-K which was filed with the SEC on March 9, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, which may, in some cases, be different than those of their stockholders generally, are contained in the Joint Proxy Statement/Prospectus and will be contained in other relevant materials to be filed with the SEC in connection with the Business Combination when they become available. Stockholders, potential investors and other interested persons should read the Joint Proxy Statement/Prospectus carefully before making any voting or investment decisions. These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval. No offer of securities, other than with respect to the concurrent private placement of Lion shares as described in the Registration Statement, shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Forward-Looking Statements

All statements other than statements of historical facts contained in this document constitute “forward-looking statements” (which shall include forward-looking information within the meaning of Canadian securities laws) within the meaning of Section 27A of the Securities Act. Forward-looking statements may generally be identified by the use of words such as “believe,” “may,” “will,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “could,” “plan,” “project,” “potential,” “seem,” “seek,” “future,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters, although not all forward-looking statements contain such identifying words. These forward-looking statements include, but are not limited to, statements regarding the transaction, including with respect to timing and closing thereof and the ability to consummate the transaction. These statements are based on various assumptions, whether or not identified in this document, and on the current expectations of Lion’s and NGA’s management and are not predictions of actual performance. Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of Lion and NGA, and are based on a number of assumptions, as well as other factors that Lion and NGA believe are appropriate and reasonable in the circumstances, but there can be no assurance that such estimates and assumptions will prove to be correct or that the Lion’s vision, business, objectives, plans and strategies will be achieved. Many risks and uncertainties could cause Lion’s actual results, performance or achievements or future events or developments to differ materially from those expressed or implied by the forward-looking statements, including those factors discussed in the Registration Statement and Joint Proxy Statement/Prospectus, as well as other documents filed or to be filed by Lion or NGA in accordance with applicable securities laws. These factors are not intended to represent a complete list of the factors that could affect NGA or Lion, and there may be additional risks that neither NGA nor Lion presently know or that NGA and Lion currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect NGA’s and Lion’s expectations, plans or forecasts of future events and views as of the date of this document. NGA and Lion anticipate that subsequent events and developments will cause their respective assessments to change. However, while NGA and Lion may elect to update these forward-looking statements at some point in the future, NGA and Lion have no intention and undertake no obligation to do so except as required by applicable law. These forward-looking statements should not be relied upon as representing NGA’s and Lion’s assessments as of any date subsequent to the date of this document.